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                              January 27, 2022

       Thomas Paquin
       Chief Executive Officer
       VictoryBase Corporation
       PO Box 617
       Roanoke, TX 76262

                                                        Re: VictoryBase
Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 29,
2021
                                                            File No. 024-11748

       Dear Mr. Paquin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

       Offering Statement on Form 1-A filed December 29, 2021

       Potential Future Discount Program, page 21

   1.                                                   You state that    [t]he
discount will not change based upon the value of your
                                                        Shares.    Please add
risk factor disclosure discussing the risk that the cost of your securities under a
subscription may exceed that value of any discount you offer.
   2.                                                   You state that    We
plan to experiment with adjustments to the amount of this discount in an effort to optimize
our cost savings as it relates to the amount of the discount
                                                        offered.    Please
disclose how your experimentation with the discount program will affect existing discount
agreements.
 Thomas Paquin
VictoryBase Corporation
January 27, 2022
Page 2
Description of the Business, page 23

3. We note your response to comment 3. Please provide us an estimate of the total value of your discount program for the duration of the offering and how you determined that value.
General

4. In your response to comment 4, you state that "We are not planning to offer compensation to any person for their participation in this offering at this time." Please clarify this statement and tell us whether it relates to your proposed discount program.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameThomas Paquin
                                                          Division of
Corporation Finance
Comapany NameVictoryBase Corporation
                                                          Office of Real Estate
& Construction
January 27, 2022 Page 2
cc:       Douglas Clayton
FirstName LastName